UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 12)

NRG ENERGY, INC.

(Name Of Subject Company (Issuer))

XCEL ENERGY INC.

AND
NRG ACQUISITION COMPANY, LLC
(Names Of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01
PER SHARE, OF NRG ENERGY, INC.

(Title Of Class Of Securities)
629377-10-2
(Cusip Number Of Class Of Securities)

XCEL ENERGY INC.
800 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55402
(612) 330-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:
ROBERT A. YOLLES, ESQ.
PETER D. CLARKE, ESQ.
Jones, Day, Reavis & Pogue
77 West Wacker
Chicago, Illinois 60601
(312) 782-3939

Check the appropriate boxes below to designate any transactions to which the statement relates:

  third-party tender offer subject to Rule 14d-1.

  issuer tender offer subject to Rule 13e-4.

  going-private transaction subject to Rule 13e-3.

  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

         This Amendment No. 12 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as initially filed on March 13, 2002 and as amended on March 18, March 27, April 3, April 4, April 11, April 16, May 7, May 13, May 16, May 23, and May 29, 2002 (as previously amended and amended hereby, the “Schedule TO”) by Xcel Energy Inc., a Minnesota corporation (“Xcel Energy”), and NRG Acquisition Company, LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of Xcel Energy (the “Purchaser”), relating to the offer by Xcel Energy, on behalf of and as agent for the Purchaser, to exchange 0.5000 of a share of Xcel Energy common stock, par value $2.50 per share, including the associated share purchase rights, for each outstanding share of common stock, par value $0.01 per share, of NRG Energy, Inc., a Delaware corporation, on the terms and subject to the conditions set forth in Xcel Energy’s prospectus, dated April 3, 2002, as amended and supplemented by Xcel Energy’s prospectus supplements, dated April 4, and May 31, 2002, and in the related letter of transmittal (as they may be amended or supplemented), copies of each of which have been filed as an Exhibit to the Schedule TO.

     The offer expired at 12:00 midnight, Eastern Daylight Time, on May 31, 2002. Prior to the expiration of the offer, shareholders of NRG tendered a total of 42,990,796 shares (exclusive of shares subject to guaranteed delivery) of NRG Common Stock, all of which were accepted for exchange by Xcel Energy, on behalf of and as agent for its indirect wholly owned subsidiary NRG Acquisition Company, LLC. Together with the NRG stock that Xcel Energy owned before the expiration of the offer, Xcel Energy now owns approximately 96% (assuming satisfaction of all guaranteed deliveries) of all the outstanding shares of NRG Common Stock. A copy of Xcel Energy's press release regarding its acceptance of these tendered shares is set forth as exhibit (a)(17) to this Schedule TO and incorporated by reference in its entirety.

ITEM 12.  EXHIBITS.

         The reference to Exhibit (a)(1) to the Schedule TO is amended and restated as set forth below:

(a)(1)	Prospectus dated April 3, 2002 and the Prospectus Supplement thereto dated April 4, 2002 (each of which is incorporated by reference from Xcel Energy’s Amendment No. 2 to its Registration Statement on Form S-4 (No. 333-84264) filed with the Securities and Exchange Commission on April 4, 2002) and the Prospectus Supplement dated May 31, 2002 (which was filed with the Securities and Exchange Commission on May 31, 2002 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, and is incorporated herein by reference).

          Item 12 is hereby amended and supplemented by adding the following exhibits:

(a)(17)	Press release of Xcel Energy, dated June 3, 2002, announcing the successful completion of its exchange offer for NRG Energy, Inc.

(a)(18)	Press release of Xcel Energy, dated June 3, 2002, announcing management changes at NRG Energy, Inc.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XCEL ENERGY INC.

By: /S/ EDWARD J. MCINTYRE
Edward J. McIntyre Vice President and Chief Financial Officer

NRG ACQUISITION COMPANY, LLC

By: /S/ PAUL E. PENDER
Paul E. Pender Treasurer

Dated the 3rd day of June, 2002

EXHIBIT INDEX

(a)(17)	Press release of Xcel Energy, dated June 3, 2002, announcing the successful completion of its exchange offer for NRG Energy, Inc.

(a)(18)	Press release of Xcel Energy, dated June 3, 2002, announcing management changes at NRG Energy, Inc.